                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934
                            ------------------------

             BOSTON CAPITAL TAX CREDIT FUND II LIMITED PARTNERSHIP

                           (Name of Subject Company)

                           VALLEY CREEK CAPITAL, LLC

                      a Delaware limited liability company

                        GLOBAL CAPITAL MANAGEMENT, INC.,
                             A DELAWARE CORPORATION
                                    (BIDDER)

                   SERIES 10 BENEFICIAL ASSIGNEE CERTIFICATES
                         (Title of Class of Securities)

                                      NONE

                     (CUSIP Number of Class of Securities)

                               THOMAS A. SCHMIDT
                        601 CARLSON PARKWAY - SUITE 200
                          MINNETONKA, MINNESOTA 55305
                                 (612) 476-7200

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                WITH A COPY TO:

                            Peter R. Pancione, Esq.
                        Gipson Hoffman & Pancione, P.C.
                     1901 Avenue of the Stars - Suite 1100
                         Los Angeles, California 90067
                                 (310) 556-4660
                            ------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                  $600,000                                        $120.00

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 240,000 BACS AT $2.50 PER BAC NET IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF BACS ASSUMED TO BE PURCHASED.

/ /  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY       NOT            FILING                 NOT
PAID:                   APPLICABLE     PARTY:          APPLICABLE
FORM OF REGISTRATION    NOT                                   NOT
NO.:                    APPLICABLE     DATE FILED:     APPLICABLE

________________________________________________________________________________

CUSIP NO. NONE                                                 Page 2 of 8 Pages

--------------------------------------------------------------------------------

1.  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    Valley Creek Capital, LLC
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    State of Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    None
--------------------------------------------------------------------------------

8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See Instructions)

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    None
--------------------------------------------------------------------------------

10. Type of Reporting Persons (See Instructions)

    OO
--------------------------------------------------------------------------------

CUSIP NO. NONE                                                 Page 3 of 8 Pages

--------------------------------------------------------------------------------

1.  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons
    Global Capital Management, Inc.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Sources of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    State of Delaware
--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned By Each Reporting Person

    None
--------------------------------------------------------------------------------

8.  Check if the Aggregate in Row (7) Excludes Certain BACs (See Instructions)

                                                                             / /
--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    None
--------------------------------------------------------------------------------

10. Type of Reporting Persons (See Instructions)

    CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY

    a. The name of the subject company is Boston Capital Tax Credit Fund II Limited Partnership, a Delaware limited partnership, and the address of its executive offices is One Boston Place, Suite 2100, Boston, Massachusetts 02108-4466.

    b. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    This Schedule 14D-1 relates to a tender offer by Valley Creek Capital, LLC, a Delaware limited liability company ("Purchaser"), to purchase 240,000 beneficial assignee certificates ("BACs") evidencing the beneficial interest of an assignee in the series 10 limited partnership interests of Boston Capital Tax Credit Fund II Limited Partnership, a Delaware limited partnership (the "Partnership"), at $2.50 per BAC, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 1998, and the related Agreement of Transfer and Sale (which together constitute the "Offer"), which are attached to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference.

    (i) The information set forth in the "Introduction" and Section 7 ("Purpose and Effect of the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)-(d) and (g) The information set forth in the "Introduction," Section 11 ("Certain Information Concerning the Purchaser"), Section 12 ("Source and Amount of Funds") and Schedule 1 of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither the Purchaser, nor to the best of their knowledge, any of their respective executive officers and directors listed in Schedule 1 of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The information set forth in Schedule 1 to the Offer to Purchase is incorporated herein by this reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (i) Not applicable.

    (ii) The information set forth in Section 9 ("Past Contacts and Negotiations with General Partners") of the Offer to Purchase is incorporated herein by this reference. Item 4. Source and Amount of Funds or Other Consideration

    (i) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

    (ii) Not applicable.

    (iii) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 8 ("Future Plans") of the Offer to Purchase are incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth in the "Introduction" and Section 11 ("Certain Information Concerning the Purchaser") of the Offer to Purchase are incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    Not applicable.

ITEM 8.  PERSONS RELATED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the "Introduction" and Section 15 ("Fees and Expenses") of the Offer to Purchase are incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

    (i) Not applicable.

    (b)-(c)The information set forth in the "Introduction," Section 7 ("Purpose and Effects of the Offer") and Section 14 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase are incorporated herein by reference.

    (d) Not applicable.

    (e) Not applicable.

    (f) Reference hereby is made to the Offer to Purchase and the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, which are incorporated in their entirety herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)--   Offer to Purchase, dated April 24, 1998.

(a)(2)--   Agreement of Transfer and Sale.

(a)(3)--   Cover Letter, dated April 24, 1998, from Purchaser to BAC Holders.

(a)(4)--   Summary Publication.

(b)--      Not applicable.

(c)--      Not applicable.

(d)--      Not applicable.

(e)--      Not applicable.

(f)--      Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 1998           VALLEY CREEK CAPITAL, LLC

                                By: Global Capital Management, Inc.,
                                    a Delaware corporation,
                                    its Manager

                                By: /s/ MICHAEL J. FREY
                                    -------------------------------------
                                    MICHAEL J. FREY, VICE PRESIDENT

                                GLOBAL CAPITAL MANAGEMENT, INC.,
                                a Delaware corporation

                                By: /s/ MICHAEL J. FREY
                                    -----------------------------------------
                                    MICHAEL J. FREY, VICE PRESIDENT

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                SEQUENTIAL
  NUMBER                                          DESCRIPTION                                           PAGE NUMBER
----------  ---------------------------------------------------------------------------------------  -----------------

(a)(1)--    Offer to Purchase, dated April 24, 1998.

(a)(2)--    Agreement of Transfer and Sale.

(a)(3)--    Cover Letter, dated April 24, 1998 from Purchaser to BAC Holders.

(a)(4)--    Summary Publication.

(b)--       Not applicable.

(c)--       Not applicable.

(d)--       Not applicable.

(e)--       Not applicable.

(f)--       Not applicable.

                                  Page 8 of 8